UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For September 2, 2004

PRIMEWEST ENERGY TRUST

(Exact Name of Registrant as Specified in Its Charter)

Suite 4700, 150 Sixth Avenue S.W., Calgary, Alberta, Canada T2P 3Y7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

__

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

1.

News release issued by PrimeWest Energy announcing its October 2004 distribution, and the concurrent closing of the acquisition of assets from Calpine and a bought deal financing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMEWEST ENERGY TRUST

By:

  __(signed)__

Name:   Dennis G. Feuchuk

Title:      Vice President, Finance &

             Chief Financial Officer

Date September 2, 2004

EXHIBIT A ATTACHED

PRIMEWEST ENERGY TRUST ANNOUNCES INCREASED DISTRIBUTION AND CLOSING OF CALPINE ACQUISITION AND BOUGHT DEAL FINANCING

September 2, 2004

FOR IMMEDIATE RELEASE

CALGARY (TSX: PWI.UN; PWX; NYSE: PWI) - PrimeWest Energy Trust (PrimeWest) today announces the concurrent closing of an acquisition of Calpine assets and Calpine Natural Gas Trust units, and the previously announced equity financing, composed of units and convertible unsecured subordinated debentures.  With the successful closing of this acquisition and financing, PrimeWest is pleased to declare that the distribution payable October 15th, 2004 will increase by $0.025 per trust unit to $0.30 Canadian per trust unit payable to unitholders of record on September 22nd, 2004.  The ex-distribution date will be September 20th, 2004.  Using a Canadian dollar to U.S. dollar exchange ratio of 1.32, this distribution amount will be approximately U.S.$0.227 per unit.  The actual U.S. dollar equivalent distribution will be based upon the U.S./Canadian exchange rate applied on the payment date net of applicable Canadian withholding taxes.

The acquisition agreement with Calpine includes the purchase of all of the petroleum and natural gas assets owned by Calpine Energy Holdings Limited and Calpine Canada Natural Gas Partnership, including a 25% interest in Calpine Natural Gas Trust, for total consideration of $806 million.  PrimeWest believes this transaction adds high quality, long life assets, with significant development potential to PrimeWest, at a price that PrimeWest believes will generate an attractive return for investors.  Consistent with its hedging policy of protecting acquisition economics, PrimeWest has hedged a portion of the acquired natural gas production, with costless collars having a floor price of $6.33 per thousand cubic feet (mcf) and ceiling prices ranging from $7.49 to $12.13 per mcf over terms ending as late as March 31, 2006. A more detailed description of the hedge profile can be found at the end of this release.

The previously announced equity financing of 10,300,000 Trust Units at $24.40 per trust unit was adjusted as a result of the underwriters exercising their option to acquire an additional 2,000,000 trust units at a price of $24.40 per trust unit, increasing the gross proceeds of this unit offering from $251.3 million to $300.1 million.  In addition, $150 million of five-year, and $100 million of seven-year convertible unsecured subordinated debentures were also sold through the underwriting syndicate.  The five-year debentures bear a coupon rate of 7.5 percent per annum, payable semi-annually, and are convertible at $26.50 per trust unit.  The seven-year debentures bear a coupon rate of 7.75 percent per annum, payable semi-annually, and are also convertible at $26.50 per trust unit.   The total net proceeds from the offering of units and convertible debentures were approximately $525 million and were used to pay a portion of the purchase price for the assets and trust units acquired from Calpine.  The remainder of the cost of the acquisition was financed through the deployment of senior debt facilities.

PrimeWest's senior debt facilities have been increased to $625 million from the previous level of $400 million.  At the time of closing this transaction, this facility is expected to be drawn to approximately $480 million, leaving adequate capacity for planned capital expenditures.  As part of its asset divestment program, PrimeWest expects to receive cash proceeds of up to $100 million to add to its capacity to fund future investment.

With the acquisition of the Calpine assets complete, PrimeWest expects its full year 2004 production to be approximately 35,500 barrels of oil equivalent (BOE) per day (with natural gas volumes being converted to BOE at a conversion factor of 6 mcf/BOE) representing a 5,000 BOE per day increase from our previous outlook.  Operating expenses are anticipated to be $6.65 per BOE versus our previous estimate of $6.75 per BOE for the full year.  Full year capital expenditures are expected to increase by $35 million to $125 million for development opportunities for 2004.

The table below details the natural gas costless collar hedge transactions put in place using a standard conversion of 1.055 gigajoules (GJ) per thousand cubic feet (mcf).   Based on the actual heat content premium of the natural gas being acquired, the floor price will be $6.82 per mcf in each transaction, and the ceiling price will range from $8.07 per mcf to $13.07 per mcf.

Period	Volume (mmcf/d)	AECO Price (Cdn$/mcf)
Oct 2004 - Dec 2004	10	6.33/8.20
Oct 2004 - Dec 2004	10	6.33/7.91
Oct 2004 - Dec 2004	10	6.33/7.68
Oct 2004 - Dec 2004	10	6.33/8.19
Oct 2004 - Dec 2004	10	6.33/8.65
Jan 2005 - Mar 2005	10	6.33/11.18
Jan 2005 - Mar 2005	10	6.33/10.76
Jan 2005 - Mar 2005	10	6.33/10.55
Jan 2005 - Mar 2005	10	6.33/12.13
Apr 2005 - Jun 2005	10	6.33/7.75
Apr 2005 - Jun 2005	10	6.33/7.63
Apr 2005 - Jun 2005	10	6.33/7.49
Apr 2005 - Jun 2005	10	6.33/7.84
Apr 2005 - Jun 2005	5	6.33/7.85
Jul 2005 - Sep 2005	10	6.33/7.81
Jul 2005 - Sep 2005	10	6.33/7.66
Jul 2005 - Sep 2005	10	6.33/7.53
Jul 2005 - Sep 2005	10	6.33/7.86
Jul 2005 - Sep 2005	2.4	6.33/7.88
Oct 2005 - Dec 2005	10	6.33/8.97
Oct 2005 - Dec 2005	10	6.33/8.71
Oct 2005 - Dec 2005	10	6.33/8.60
Oct 2005 - Dec 2005	10	6.33/8.96
Jan 2006 - Mar 2006	10	6.33/10.55
Jan 2006 - Mar 2006	10	6.33/10.22
Jan 2006 - Mar 2006	10	6.33/9.96
Jan 2006 - Mar 2006	5	6.33/10.42

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders.  Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol

"PWI.UN" and on the New York Stock Exchange under the symbol "PWI".  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".  Upon closing, the five-year convertible debentures will trade on the TSX under the symbol "PWI.DB.A" and the seven-year convertible debentures will trade under the symbol "PWI.DB.B".

In the interest of providing PrimeWest unitholders with information regarding these acquisitions, this news release may contain forward-looking information that represents management's view of PrimeWest's internal projections, expectations, and beliefs concerning, among other things, future operating results and various components thereto including but not limited to production volumes, natural gas, crude oil and NGL commodity prices, operating G & A and capital costs, and PrimeWest's future economic performance.  The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties which may cause PrimeWest's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results implied by such forward-looking statements.  These risks and uncertainties include, among other things, such risks and uncertainties described above and in PrimeWest's filings with the Canadian and U.S. securities authorities.  Accordingly, PrimeWest unitholders and potential investors are cautioned that events or circumstances could cause actual results to differ materially from those predicted.

The use of barrels of oil equivalent (BOE) may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 mcf/BOE is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven
Manager, Investor Relations
(403) 699-7367 1-877-968-7878 (toll-free)
e-mail: investor@primewestenergy.com